Filed by Community Health Systems, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Health Management Associates, Inc.
Commission File No.: 001-11141

JULY 30, 2013 / 12:30 PM GMT, CYH - Q2 2013 Community Health Systems, Inc. Earnings Conference Call and Acquisition of HMA

CORPORATE PARTICIPANTS

Lizbeth Schuler Community Health Systems Inc - VP of IR

Wayne Smith Community Health Systems Inc - Chairman, President & CEO

Larry Cash Community Health Systems Inc - EVP & CFO

Bill Schoen Health Management Associates, Inc. - Chairman

CONFERENCE CALL PARTICIPANTS

Gary Lieberman Wells Fargo Securities, LLC - Analyst

Ralph Giacobbe Credit Suisse - Analyst

Colleen Lange Lazard Capital Markets - Analyst

Tom Gallucci Lazard Capital Markets - Analyst

Kevin Fischbeck BofA Merrill Lynch - Analyst

Frank Morgan RBC Capital Markets - Analyst

A.J. Rice UBS - Analyst

Gary Taylor Citigroup - Analyst

Joshua Raskin Barclays Capital - Analyst

Whit Mayo Robert W. Baird & Company, Inc. - Analyst

Andrew Schenker Morgan Stanley - Analyst

Darren Lehrich Deutsche Bank - Analyst

Chris Rigg Susquehanna Financial Group / SIG - Analyst

John Ransom Raymond James & Associates - Analyst

PRESENTATION

Operator

Good morning, my name is Tiffany, and I will be your conference operator today. At this time, I would like to welcome everyone to the Community Health Systems conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question-and-answer session.

(Operator Instructions)

Lizbeth Schuler, Vice President of Investor Relations, you may begin your conference.

Lizbeth Schuler - Community Health Systems Inc - VP of IR

Thank you, Tiffany. Good morning, and welcome to Community Health Systems conference call. Before we begin the call I would like to read the following disclosure statement, and please bear with me, this is a bit lengthy. Certain statements contained in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding the expected timing of the completion of the merger, the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and other statements that are not historical facts. Such statements are based on the views and assumptions of the management of CHS and HMA and are subject to significant risks and uncertainties. Actual future events or results may differ materially from these statements.

JULY 30, 2013 / 12:30 PM GMT, CYH - Q2 2013 Community Health Systems, Inc. Earnings Conference Call and Acquisition of HMA

Such differences may result from the following factors: the ability to close the transaction on the proposed terms and within the anticipated time period, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the receipt of governmental approvals; the risk that the benefits of the transaction, including cost savings and other synergies may not be fully realized or may take longer to realize than expected; the impact of the transaction on third-party relationships; the outcome of government investigations and third party litigation involving both CHS and HMA; actions taken by either of the companies; changes in regulatory, social and political conditions, as well as general economic conditions. Additional risks and factors that may affect results are set forth in HMA’s and CHS’s filings with the Securities and Exchange Commission, including each company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2012.

The forward-looking statements speak only as of the date of this communication. Neither CHS nor HMA undertakes any obligation to update these statements.

The presentation also contains certain non-GAAP financial measures. This presentation and the Company’s earnings releases for the quarter and year ended December 31, 2012, and the quarter and six months ended June 30, 2013, located on the company’s investor relations page at www.chs.net, include a reconciliation of the difference between certain non-GAAP financial measures with the most directly comparable financial measure calculated in accordance with GAAP. These non-GAAP financial measures should not be considered an alternative to the GAAP financial measures.

References to “Company” or “CHS” used herein refer to Community Health Systems, Inc. and its affiliates, unless otherwise stated or indicated by context. References to “HMA” used herein refer to Health Management Associates, Inc. and its affiliates, unless otherwise stated or indicated by context.

CHS intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of HMA and a prospectus of CHS relating to the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHS, HMA AND THE MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, stockholders will be able to obtain copies of the registration statement and proxy statement/prospectus (when they become available) and other documents filed with the SEC from CHS’s website at www.chs.net or and HMA’s website at www.hma.com or by directing such request to CHS at 4000 Meridian Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or to HMA at 5811 Pelican Bay Boulevard, Naples, Florida 34108, Attention: Investor Relations.

CHS, HMA and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the merger. Information regarding CHS’s directors and executive officers is available in CHS’s proxy statement filed with the SEC on April 5, 2013 in connection with its 2013 annual meeting of stockholders, and information regarding HMA’s directors and executive officers is available in (i) HMA’s proxy statement filed with the SEC on April 8, 2013 in connection with its 2013 annual meeting of stockholders and (ii) HMA’s consent revocation statement filed with the SEC on July 19, 2013 in response to the consent solicitation conducted by Glenview Capital Partners, L.P. and certain of its affiliates. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

With that said, I would like to turn the call over to Mr. Wayne Smith, Chairman, President, and Chief Executive Officer. Mr. Smith?

Wayne Smith - Community Health Systems Inc - Chairman, President & CEO

Thank you, Liz, good job. Welcome, and thanks for joining us this morning. We released our second-quarter earnings report after the market closed. We also issued a press release announcing that a definitive agreement has been reached to purchase Health Management Associates. The purpose of this call this morning is two-fold. First, Larry and I will review our finalized second-quarter financial results. There’s a slide deck on our website for your review. We will not take questions but will move directly into the discussion — also with an accompanying slide deck — of the combination of the two companies. I’d like to begin the call with some comments about the quarter, then turn it over to Larry, who will follow with additional details of our financial results.

As you’re aware, the Company previewed our second-quarter results with a press release issued on July 18. The May and June volume weaknesses, higher-than-anticipated bad debt, and a deterioration in payor mix resulted in our second-quarter financial results being below expectations. This is the Company’s first significant earnings miss since the third quarter of 2006. Unfortunately, the economic realities of our individual markets continued to hamper our growth, especially in smaller markets. Our management team has intensified its efforts on volume initiatives, expense management and operating strategies. Net operating revenue for the quarter ended June 30, 2013, a total of $3.2 billion compared to with $3.243 billion for the same period last year, a slight decrease of 0.2%. Consolidated EBITDA was $414 million and earnings per share was $0.32, compared to $483 million and $0.81 per share for the same period in 2012. Net operating revenue for the six months ended June 30, 2013, was $6.5 billion and EBITDA was $908 million. Earnings per share from continuing operations for this first six months ended June 30, 2013, was $1.17 compared to $1.79 for the same period a year ago.

JULY 30, 2013 / 12:30 PM GMT, CYH - Q2 2013 Community Health Systems, Inc. Earnings Conference Call and Acquisition of HMA

With that, I’d like to recap some accomplishments for the quarter. The Company recruited 826 new physicians for the first six months of the year. This compares to 855 physicians recruited the same period a year ago. Physician recruiting continues to be an integral part of our operating strategy. During the quarter we acquired the assets of an outpatient unit in Pottstown, Pennsylvania. This was a good fit with our integration efforts in that market. We have several other outpatient acquisitions that should close before the end of July in Pennsylvania, Indiana, Illinois. While we have not closed a hospital acquisition this year, it’s important to note that we’ve walked away from several deals primarily because the purchase price escalated above what we thought the property was worth, just like similar deals in 2012. We continue to be very selective and are looking for strategic opportunities, and have a strong and active pipeline.

Our Cleveland Clinic alliance is progressing smoothly. The first hospital quality assessment has been completed, with the second targeted for completion at the end of this month. We are also proceeding with the heart and vascular assessments. Our quality department has been working on establishing collaborative and working groups for quality improvement. These working groups leverage the collective knowledge and skill of our physicians, nurses, and others to improve and enhance performance and outcomes. We have targeted eight areas that include readmission rates, mortality rates, central line infections, and fall reductions. The Company updated its guidance of July 18 when we previewed the quarter. We reaffirmed the guidance in our press release last night. As many of you know, our 2013 guidance is reflective of the performance recorded for the second quarter. We’ve also provided a range of EPS for the third quarter of $0.60 to $0.75.

As you know, we received an OIG subpoena on July 9 from the government in connection with our short-stay investigation. After our earnings pre-release on July 18, our lawyers had a conversation last week with the government about the subpoena, during which the government characterized the subpoena as having two primary purposes — first, to clean up the prior subpoena and informal document request to make sure that nothing had fallen through the cracks; and, secondly, to collect certain documents relating to the factual defenses the Company has presented to the government this year. In response to our questions, the government attorneys indicated that the subpoena generally was not intended to expand the document production to additional hospitals or to broaden the scope into new substantive areas of investigation. There are no substantive updates in our other cases in investigations. At this point, I’d like to turn the call over to Larry Cash to provide you more detailed financial results.

Larry Cash - Community Health Systems Inc - EVP & CFO

Thank you, Wayne. Second-quarter 2013 admissions decreased 5.1% compared to the same period last year; adjusted admissions, which factors in outpatient business, decreased 1.8%. Our same-store admissions decreased 5.7% compared to second-quarter 2012. Our [sole community hospice] volume continues to track with the significantly-larger declines in our mid-sized markets. The calendar seasonality accounted for approximately 30% of the decline in admissions and 50% of the decline in admissions in the first-quarter 2013. The following specifics have contributed to a decrease in admissions in the second quarter — lack of flu and respiratory, 10%; lower admissions from women’s services to include (inaudible) gynecology, 20%; lower admissions from cardiology services, primarily due to lower acuity, involuntary — that was 25%; involuntary physician turnover, 20%.

Same-store adjusted admissions decreased 2.6% for the quarter. (Inaudible) adjusted admissions have been affected by the higher co-payments and deductibles in our markets. With more growth in deductibles and co-pays we’ve had lower volume for more expensive outpatient procedures, such as MRIs and CAT scans. Also, higher deductibles and co-payments have contributed to lower physician practice visits, they were down 3.5%. Physician practices were down 1% in the first quarter versus a 3% increase in 2012.

Net revenues this quarter decreased 0.2% from $3.243 billion last year to $3.236 billion this year on a same-store basis. Net revenue decreased 0.9% for the quarter. We’ve identified several items that affected our same-store growth in the second quarter — higher bad debt; payor mix shift; and reduced Medicaid supplement programs. Bad debt for the second quarter was 14.1% versus 13.4% for the same period of 2012, an increase of 70 basis points. Sequentially, bad debts went up 130 basis points. Normally, second-quarter bad debt is approximately 50 basis points higher than the first quarter. Our self-pay adjusted admissions increased 4.3% from the first quarter and that increase is reflected in bad debts. Our self-pay revenue year-over-year percentage was 13.9% versus 13% for the same period in 2012. On a sequential basis the increase was 50 basis points. Slower point of service collected also affected bad debts by 20 basis points.

Sequester-related reimbursement cuts were approximately $16 million in the second quarter related to specifically the Medicare fee-for-service physician practice in home care. As expected, we recognized the California Medicaid supplemental program during the second quarter, with revenue approximately $26 million offset by taxes at $11 million. I just note that in the second quarter of 2012 we recognized three new Medicaid supplement programs with revenue of $69 million and taxes of $49 million. For the second quarter, same-store revenue per adjusted admission increased versus the same period 2012, 1.8%. Same-store surgeries were down 1.5% and the same-store Medicare case mix increased 2.3% versus last year at 0.3% sequentially. Our all-payor same-store case mix for the quarter increased 2.8%. The second-quarter case mix increase is lower than the first quarter.

JULY 30, 2013 / 12:30 PM GMT, CYH - Q2 2013 Community Health Systems, Inc. Earnings Conference Call and Acquisition of HMA

Consolidated EBITDA was $414 million for the second quarter versus $483 million for the same period a year ago. On a same-store basis EBITDA was $421 million for the second quarter. For second quarter, consolidated EBITDA margin was 12.8% versus 14.9%. The decrease of 210 basis points is primarily due to the increased salary and benefits and higher supply costs. Same-store EBITDA margin decreased 280 basis points to 13.1%. Consolidated operating expenses as a percentage of net revenues increased 200 basis points in the second-quarter 2013 versus the same quarter in 2012. Approximately 190 basis points of increase was due to higher salary and benefit expense. Sequentially the second-quarter salary and benefit expense increased 50 basis points as a percentage of revenue, and 30% of the increase is due to some normally expected salary increases given in the second quarter. Our supply cost increased 30 basis points and sequentially increased 40 basis points, driven by an increase in [implant] costs due to higher volume for orthopedic business in the quarter. Same-store operating expenses for the second quarter increased by 200 basis points, driven by the higher same-store wages, benefits, and supply expenses.

On a year-to-date basis, consolidated admissions decreased 4.7% and consolidated admissions decreased 2.7%. Same-store admissions decreased 5.8%. The following additional items also affected year-to-date admission volumes — seasonality, from Leap Day and New Year’s, was about 15 basis points; lack of flu and respiratory, 10%; lower admissions from women’s services, 20%; lower admissions from cardiology, 15%; and physician voluntary turnover, 15%. Same-store adjusted admissions decreased 3.9%. The decrease in adjusted admissions were driven by the similar factors as the same-store admissions. Consolidated net revenue year to date was $6.5 billion, flat compared to a year ago. On a same-store basis net revenue was up 0.3% for the first six months. On a consolidated basis net revenue for adjusted admission increased 2.9% and increased 4.4% on a same-store basis. Same-store surgery decreased 3.9% with marked decreases in cardiovascular and endoscopy procedures. Same-store Medicare case mix for the six months ended June 30, 2013, increased 2.5%.

Consolidated EBITDA was $908 million for the six months ended June 30, 2013. EBITDA margin for the same period was 13.9%. On a same-store basis. EBITDA was $917 million. Same-store margin for the six months ended June 30, 2013 was 14.2%, a decrease of 70 basis points compared to 2012. For the first six months, consolidated operating expenses as a percentage of net revenues increased 170 basis points from the prior year. The increase in expenses was driven by higher-than-expected salaries and benefits and a couple of higher supply expense. An increase in orthopedic procedures caused the increase in our supply expense. Same-store operating expenses increased to 70 basis points, and again, salary and benefits were up about 90 basis points. We’re clearly focused on expense reduction during the latter half of the year and expect a $40 million to $60 million in reduced cost.

Total A&R days were 61 at June 30, 2013, an increase of 3 from the end of 2012. The allowance for doubtful accounts was $2.305 billion, or 51.5% at June 30, 2013. The allowance for doubtful accounts and related contractuals for self pay was approximately 84% of self pay received as of June 30, 2013. We continued to have a favorable payor mix for the quarter ended June 30. Consolidated net revenue by payor source was as follows — Medicare 24.7%; Medicaid 10.5%; managed care and other 50.9%; and self pay 13.9% of net revenue. On a year-to-date basis, the payor mix is Medicare 25.4%, Medicaid 9.6%, managed care and other 51.3% and self pay 13.7%

Cash flow from operation was $252 million for the quarter versus $296 million for the same period a year ago. On a year-to-date basis, cash flow from operations was $309 million versus $483 million for 2012. 2012 was aided by receipt of approximately $100 million from the [budget trial they adjusted] in 2012. The net decrease of $82 million is primarily due to the increase in net income and we also had a reduction in outstanding accounts payable. As disclosed in our press release, cash flow guidance was reduced $50 million off the low and high end of the range. The guidance will now be $1.175 billion to $1.250 billion.

Total capital expenditures for the quarter just ended were $182 million, or 5.2% of net revenue, and year-to-date capital expenditures were $295 million, or 4.5%. Replacement hospital expenditures were approximately $36 million for the quarter and $37 million year to date. As disclosed in our July 18 press release, our CapEx guidance was revised to a new range from $775 million to $825 million, a reduction of $25 million on both the low and high end of the range. Our balance sheet cash at June 30, 2013, was $251 million. At the end of the quarter the Company had available credit of about $730 million and after the outstanding letter of credits. Looking at the balance sheet, as of June 30, we had $1.370 billion in capital and $16.6 billion in total assets. Total outstanding debt at June 30, 2013, was $9.507 billion, of which approximately 81% is fixed. Our debt-to-capitalization at the quarter end was 76%.

I’d like to highlight several items about the quarter. We have recorded revenue of $45 million for high-tech incentives for the first six months. We’d anticipate that our high-tech revenue would be approximate $150 million to $160 million for 2013 with the majority of that increase in the fourth quarter. We lowered the high end — low end and higher end of our CapEx guidance by the $25 million. We also lowered our operating cash flow by approximately $50 million. We provided our third-quarter EPS range of $0.60 to $0.75. Our guidance reflects the lower performance of the second quarter, with (inaudible) decrease of $75 million related to the $85 million decrease in the second quarter. The Company plans to reduce the run rate of expenses by $40 million to $60 million over the second half of the year. Wayne will now provide further comments.

JULY 30, 2013 / 12:30 PM GMT, CYH - Q2 2013 Community Health Systems, Inc. Earnings Conference Call and Acquisition of HMA

Wayne Smith - Community Health Systems Inc - Chairman, President & CEO

Thanks, Larry. While we were disappointed in our results for the second quarter, we continue to believe that the prospects for our industry are very favorable due to the implementation of healthcare reform. We have always been dedicated to accuracy and transparency in our reporting and communication to our stockholders, employees, and stakeholders, and today’s report is furtherance of that objective. I’d like to just pause for about 30 seconds, give you a chance to get your slides up, and then we’ll start in, and talk about the transaction.

Now that we’ve concluded our financial presentation, I’d like to move to the combination of Community Health Systems and Health Management Associates, a combination that was approved unanimously by both CHS and HMA’s Board. This merger will create the largest for-profit hospital system in the United States in terms of number of facilities, with a total of 206 hospitals. Starting on slide 3, the transaction summary, the Company is acquiring HMA for an aggregate purchase price of approximately $7.6 billion plus a contingent value right of up to $270 million. Total consideration before the contingent value right would be approximately $13.78, a 25% premium to the Company’s unaffected price of $11.04 on May 24 of this year.

Total consideration would be made up of $10.50 cash and 0.06942 shares of CHS stock, valued on July 29 at $3.28. The CVR would represent an additional dollar. We’ll describe the CVR more fully later in the presentation. The Company would expect approximately $150 million to $180 million of synergies over the next two to three years. There is no financing condition for this transaction, and we have committed financing from Bank of America Merrill Lynch and Credit Suisse.

Slide 4. We view this transaction as a unique and transformative strategic opportunity. HMA has excellent hospitals. The ability to integrate these facilities in our organization will enhance our already rich and diverse hospital portfolio. HMA’s geographic footprint is complementary to ours. We operate in 15 of the same states, but their hospitals are largely in different markets, which provides us an opportunity for to us expand into new communities.

Our organizations share a commitment to quality. A total of 91 of our combined 206 hospitals, almost half of them, were recognized by the joint commission as top performers in key quality measures. Considering only about 600 US hospitals achieved that status last year, you can clearly see that we are both focused on initiatives that drive quality and strong clinical results. Clearly, our opportunity to share best practices for quality benefit from economies of scale and produce synergies and operating efficiencies in this transaction. These are all things that are increasingly important during this dynamic period of change in our industry, and we believe this transaction positions the organization through healthcare reform. Finally, we would expect a neutral effect on earnings per share in the first year following the close of transaction. Also expect the transaction to be significantly accretive to earnings per share thereafter.

Slide 5. HMA has demonstrated a very strong trajectory of both revenue and EBITDA growth since 2008. Slide 6. Community Health Systems has solid long-term results, with a compound annual growth rate for revenue of 22% and EBITDA of 20%. We have a proven operating platform and a solid history of performance. Implementation of healthcare reform will continue to further our success. Slide 7. On a pro forma basis, the Company will have over $18 billion in annual revenue and over 31,000 beds in 29 states. 80, or 60%, of CHS hospitals, are sole providers. 50, or 70%, of HMA hospitals, are sole providers. On a combined basis we will have 63% of our portfolio sole providers in their respective markets.

Slide 8. HMA has a very attractive portfolio, primarily in the southeastern United States, with a concentration of 23 hospitals in Florida, 10 hospitals in Mississippi, 7 in Oklahoma. The company also operates approximately 470 clinics throughout the US. Slide 9. The HMA hospitals enhance some of the states where CHS already has a presence — we bring 2 hospitals to their 23 hospitals in Florida; 3 hospitals to the 10 hospitals in Mississippi; 3 hospitals to the 7 hospitals in Oklahoma. They bring 3 hospitals to our 17 in Pennsylvania; 9 hospitals to our 11 hospitals in Tennessee. This represents a very strong geographic fit and presents a great opportunity to further advance our state network strategy, similar to what we are currently creating in Pennsylvania with Commonwealth Health, and Indiana with the Lutheran Health Network. This is especially true in their pro forma networks in Florida, Mississippi, Oklahoma, and Tennessee. Combined, the Company will operate 1,000 clinics across our markets.

Slide 10. More importantly, we will have 13 states with revenue greater than $500 million. Our combined five states have approximately $9 billion in revenue and represent approximately 48% of our total revenue. Currently, our top five states represent 50% of our revenue, and for HMA over 70% of their revenue. Slide 11, improving quality of care. CHS has been focused on quality and patient safety. We had 20 straight quarters of inpatient core measure improvements and 15 straight quarters of outpatient core measure improvements. The Company has also achieved significant reductions in readmission rates, almost 20% reduction, and a 16% reduction in all hospital-acquired conditions. This demonstrates our ability to quickly adapt to changes in measurement criteria. Last year, we made over 1 million calls to emergency room patients who had been discharged from one of our facilities. And this year we’ve added inpatient discharge calls, which has shown to improve compliance in discharge instructions and help drive better overall quality.

Slide 12. One of the things I’m most proud of is the solid relationship that we have with our medical staffs and employed physicians. We have approximately 17,000 physicians on our medical staff, 2,500 employed physicians. Our latest patient satisfaction — physician satisfaction survey, 91% of our physicians said they would recommend their facility to their family or friends. Overall satisfaction rates were 89%. Incidentally, our employee satisfaction is also very strong.

JULY 30, 2013 / 12:30 PM GMT, CYH - Q2 2013 Community Health Systems, Inc. Earnings Conference Call and Acquisition of HMA

Our strategic alliance with the Cleveland Clinic continues to gain momentum. The healthcare landscape is changing very quickly and this collaboration allows us to identify synergies and develop solutions for challenges facing healthcare providers. We’re actively working together in combining our resources and expertise in areas, such as clinical services, physician alignment integration, as well as other hospital operations and cost reduction. The addition of HMA’s 71 hospitals will serve to make this alliance even stronger and more meaningful.

Slide 14. HMA has entered into several affiliation agreements, including the University of Florida, University of Mississippi, and Integris in Oklahoma. Slide 15. The company has acquired over 50 hospitals since January of 2000, in addition to the 50 or so hospitals we acquired in the Triad transaction. We believe that the Triad transaction was the most successful large acquisition in this industry. Our success with that integration has demonstrated our abilities and prepared us for another sizeable acquisition. Our ability to grow through acquisition and focus on network development, clinical excellence and value is the foundation on which we will build further success in this new healthcare environment.

Slide 16. Our hospital acquisition strategy has generated excellent results. In the acquisition years 2002 through 2011 we have expanded margins by approximately 650 basis points. The Triad acquisition had an initial margin around 11 or 12, today those hospitals are above 15. We believe that our physician recruitment, judicial capital spending, effective cost management enabled to us improve these facilities.

Slide 17. As you can see on slide — I’m sorry, slide 17. As you can see from slide 17, both CHS and HMA have been very acquisitive over the last four years, with 33 acquisitions between the two companies, a total of $2.7 billion of acquired revenue. Clearly this represents an opportunity for margin improvement over the next several years. Slide 18. Improving hospital operations through our standardized and centralized management approach has been the hallmark of our success over the years. We believe that this approach was successful with Triad and we clearly — and will clearly benefit our acquisition of HMA. Centralized, standardized processes and systems enable us — enable consistent performance across all markets, provide proven process improvement and, more importantly, generate quality improvements.

We do have — the Company has a strong, experienced management team with a dedicated bench strength throughout our operations. Almost 95% of our current management team helped with the Triad acquisition in 2007. With that, I’d like to turn the rest of this presentation — I’ll be back. The rest of the presentation to Larry starting on slide 20. Larry?

Larry Cash - Community Health Systems Inc - EVP & CFO

Slide 20. The acquisition of Triad was very successful, with approximately $275 million in synergies realized in 2.5 years. We recruited over 2,400 physicians at Triad hospitals, with our focused capital expenditure efforts on higher return on investment projects. Additionally, we improved all of the operating expense categories. We were able to significantly delever our debt-to-EBITDA within 2.5 years. As Wayne said, our margin’s over 15% today. Slide 21. As with the Triad acquisition, this Company expects to realize approximately $150 million to $180 million of synergies within the first 2.5 years. The expectation is approximately 45%, or $80 million, will be realized in the first year. These synergies are going to come from overhead reduction, revenue cycle management, supply management, and case management. For instance, we believe that the HMA Medicare length of stay is about 6% higher than CHS, and with the efforts of [Dr. Len Simon, who runs our efforts] this should be a good synergy for us.

We expect the transaction to break even EPS in year one and remain accretive thereafter. Pro forma debt-to-EBITDA would start off in the mid-5s and return to current levels within 12 to 18 months. We would delever similar to the Triad acquisition, especially with the benefit of healthcare reform in 2014 through 2016, and the improvements in the recent acquisitions that Wayne discussed.

Concerning the contingent value right, our effort here is to give recognition to contingent liabilities and functions, something like an unfunded escrow. HMA shareholders receive about $1 per share in cash less 90% of any losses post the CHS deductible of $18 million. The value of the transaction established with CVR takes into account the legal proceedings described in HMA’s public filings. They’re also certifying as legal expenses fees, fines, and some amounts related to HMA’s existing litigation with the Department of Justice as they see in related litigation claims. The first $18 million are cost related but not reduced to CVR payment amount. After the first $18 million the CVR payment amount would be reduced by 90% of such losses. The CVR would be settled in cash after the CVR payment date, which is the final resolution of all existing litigation.

Our strategy for healthcare reform’s been straightforward — to demonstrate quality in the markets, enhance productivity, and manage resources, deliver infrastructure necessary to implement high tech and reform, and participation in managed care networks. We anticipate about 14 million newly-insured patients in 2014, and the combination of CHS and HMA will make us stronger and better prepared for reform. The Company’s been very proactive with regard to reform identifying the uninsured in our markets and developing a plan to contact these folks through outreach and marketing efforts to make sure they know about insurance availability. About 80% of our adjusted admissions are self pay and 80% of our states are in the federal exchange. We think there’ll be something like nationally 25 million insured in 2016 and 28 states now have exchange contracts, so all states we operate in have exchange contracts.

JULY 30, 2013 / 12:30 PM GMT, CYH - Q2 2013 Community Health Systems, Inc. Earnings Conference Call and Acquisition of HMA

Wayne Smith - Community Health Systems Inc - Chairman, President & CEO

Thank you, Larry. It’s now my pleasure to introduce Bill Schoen, Chairman of HMA. Bill has served as the Chairman since 1986. Bill, welcome.

Bill Schoen - Health Management Associates, Inc. - Chairman

Thanks, Wayne. You and I have believed in this strategic logic of combining our companies for some time — I would say for years. I’m delighted we’ve made it happen and to be here with you today to speak with our investors about this compelling transaction, which you presented so powerfully. As you know, the HMA Board of Directors has been engaged in a very serious and productive conversation about the future of healthcare in our company.

With the industry changing dramatically and more dramatically than I can think about since really 1983 — that was the last big change when we went into DRG — our focus has been on how to maximize the value of our stockholders’ investment by capitalizing on new opportunities and growing our business while continuing to provide the highest quality of care for our patients and the communities we serve. Late last year, we decided to formalize this process and commenced a review of all the strategic options available to our company, including possible transformative transactions. Together with our advisors, we reviewed a wide range of options. Everything was on the table, including remaining independent and potential transactions with other strategic parties.

The transaction we announced today represents the successful completion of that process and is consistent with our objective to maximize shareholder value and achieve scale in an evolving operating environment. The discussion between Wayne and I started late last year, in 2012. The strategic combination of HMA and CHS strings together two outstanding companies with complementary hospital portfolios that could create an even greater company focused on suburban and rural communities. In my view, this is truly a case of the whole being greater than the sum of its parts. In the transaction our shareholders will receive substantial value for their shares. I would like to take a moment to walk through the components of the value proposition as CHS has defined it.

The cash and stock considerations represent a 25% premium over the unaffected price of HMA shares prior to our adoption of a shareholder rights plan in late May. An 8.3 multiple of trailing cash flow, which is higher than the multiple paid in the most-recent industry transaction, and a significant premium to what we believe would be the unaffected trading price of our shares, taking into account our revised guidance. Specifically, our stockholders will receive an immediate cash payment of $10.50 per share, stock in the combined company that will allow them to participate in the future growth of a true industry leader, and also the contingent value rights that could yield an additional cash consideration of up to $1 per share, depending on the outcome of certain legal proceedings we are addressing and that are described in our public filings. Our Board believes that the total consideration of $13.78, based on yesterday’s closing price of CHS stock, plus the potential of $1 through the CVR, is a very attractive offering for our stockholders, particularly as this includes an ongoing ownership stake in the combined company.

During the coming months, my colleagues and I will be working very closely with Wayne and his team to plan a thorough and thoughtful integration of our companies so that we are ready to capitalize on the excellent opportunity available to us, beginning on day one. Our goal will be to make the transition as seamless as possible for our constituencies. We will also be taking the time to speak with our shareholders about the transaction and the exciting value-creation opportunities it presents.

Before I conclude, I want to briefly comment on the reasons our companies are in business — our patients. HMA was built on an unwavering dedication to leading the industry in the quality of care and customer satisfaction, with an emphasis on continual improvement. CHS’ shared commitment to these values is what makes this combination possible. I truly believe we have found the right partner and that this transaction will benefit the great communities we serve. I’d like to now turn the call back to Wayne.

Wayne Smith - Community Health Systems Inc - Chairman, President & CEO

Thank you, Bill. I would direct your attention back to slide 24. While this announcement represents the first step, there are many more required steps to complete this transaction. We need regulatory approval, Hart-Scott-Rodino, as well as required state and local approvals. HMA shareholders must approve the transaction and it requires a 70% vote for a vote. Should the transaction not be completed, there will be the usual break-up fee. Approximately 60% of our stock is owned by HMA shareholders, also. We believe that our Triad experience will be most helpful in the integration process.

Finally, we anticipate closing this transaction sometime toward the latter part of the first quarter of 2014. So slide 25, our final slide. In conclusion, we firmly believe that the combination of these two companies will create shareholder value in a meaningful way over the next several years. It provides a strategic opportunity to create a larger company with a diverse portfolio that is well positioned to benefit from the changes in healthcare. This transition clearly givens us an increased scale, a complementary geographic fit, strong market presence, and diversification. It presents us with network opportunities, synergies, and a very attractive profile. The entire

JULY 30, 2013 / 12:30 PM GMT, CYH - Q2 2013 Community Health Systems, Inc. Earnings Conference Call and Acquisition of HMA

management team is excited about the coming integration efforts and we look forward to getting to know the HMA management team and working with the HMA physicians and employees to advance quality healthcare in all of the communities we serve. We appreciate you joining us this morning, and we will now open the call for questions.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Gary Lieberman with Wells Fargo Securities.

Gary Lieberman - Wells Fargo Securities, LLC - Analyst

Congratulations on the deal. Can you talk a little bit more about the synergies and where you expect the primary synergies to come from?

Larry Cash - Community Health Systems Inc - EVP & CFO

Yes. I’d say you’ve got the overhead reduction, there’s a couple hundred million dollars of overhead reduction there that you’ve got, and then you’ve got the supply management, which there will be some supply activity when you put two companies together and buy. I mentioned the case management and length of stay opportunities we think we see and a couple of — for instance, their (inaudible) is slightly a little bit under ours and length of stay is above. A couple of areas of revenue cycle management. I know we’ve got our internal collection agency, which does a very good job at an effective rate of about half of external vendor rates with 500 people. They collected $250 million last year, we’ve got eligibility screening services, which is over 200 employees, takes care of 80 of our hospitals. I believe that HMA outsources that and think we do it for about a third less than we do it external costs so that’ll be an opportunity. And that’s also an opportunity on healthcare reform as that group will help us to grow people from Medicaid. Then you’ve got clearly a large percentage of your overlap of audit fees and insurance and insurance costs and things of that nature. But that’s a pretty good description of where I think the synergies will come from.

Wayne Smith - Community Health Systems Inc - Chairman, President & CEO

Gary, I also wanted to make sure that people understand that we’re sensitive to all the employees in this organization, including the corporate office, and we will have a process where we work through whatever might happen in terms of the future and how we might design our organization going forward.

Gary Lieberman - Wells Fargo Securities, LLC - Analyst

Do you think there are any potential synergies on any of the legal issues that are affecting both companies? It would seem like there’s at least some similarity between the two and do you think there’s any advantage or any opportunity to consolidate the issues of both companies into one matter?

Larry Cash - Community Health Systems Inc - EVP & CFO

One of the things we do on the CVR is to be sure we keep separate efforts of how that’s handled and separate legal expenses. There could be a small amount (inaudible).

Gary Lieberman - Wells Fargo Securities, LLC - Analyst

Great. Thanks a lot, guys.

JULY 30, 2013 / 12:30 PM GMT, CYH - Q2 2013 Community Health Systems, Inc. Earnings Conference Call and Acquisition of HMA

Operator

Ralph Giacobbe with Credit Suisse.

Ralph Giacobbe - Credit Suisse - Analyst

Thanks, good morning. I just want to make sure I’m thinking about the contingent value correctly. If the break even sort of $320 million roughly? Am I thinking about that right so anything above that shareholders wouldn’t receive anything, anything below that, and it just gets scaled down based on what the fine is?

Larry Cash - Community Health Systems Inc - EVP & CFO

That’s in the ballpark, $300 million to $310 million. It’s in the ballpark. 10% of the co-insurance of $268 million would be $26 million, $27 million deductible, 18 million and then the 268 is the number of shares, so it’s around $300 million to $310 million.

Wayne Smith - Community Health Systems Inc - Chairman, President & CEO

Ralph, again, the losses are defined as legal expenses, fees, settlements, all the above.

Ralph Giacobbe - Credit Suisse - Analyst

Right, and then anything below that, again, it just scaled ratably, is that the way to think about it? So if there’s zero essentially then that would be a dollar?

Larry Cash - Community Health Systems Inc - EVP & CFO

No, if it’s zero there’d be no money left.

Wayne Smith - Community Health Systems Inc - Chairman, President & CEO

He’s saying if —

Larry Cash - Community Health Systems Inc - EVP & CFO

If there’s zero, you’re correct.

Ralph Giacobbe - Credit Suisse - Analyst

Right, and it just gets scaled up. The dollar is basically prorated based on whatever that fine is?

Larry Cash - Community Health Systems Inc - EVP & CFO

Yes, the dollar would go down.

Ralph Giacobbe - Credit Suisse - Analyst

Yes, okay. All right. Again, on that contingent value right, is there a timeframe around this? I know you’ve said it seems like it’s going to be settled with a final resolution of all existing litigation. My guess is that could take many, many years. I just want to understand if there are other parameters around that that we need to think about in terms of timeframe?

JULY 30, 2013 / 12:30 PM GMT, CYH - Q2 2013 Community Health Systems, Inc. Earnings Conference Call and Acquisition of HMA

Larry Cash - Community Health Systems Inc - EVP & CFO

No, the final resolution would be determined when all litigation is resolved.

Ralph Giacobbe - Credit Suisse - Analyst

And just my last one, if I could —

Wayne Smith - Community Health Systems Inc - Chairman, President & CEO

No timeframe.

Ralph Giacobbe - Credit Suisse - Analyst

Just my last one, if I could sneak it in. Do you expect any divestitures from deal, any markets where there could be concerns around share? Thanks.

Wayne Smith - Community Health Systems Inc - Chairman, President & CEO

Too early to talk about that.

Ralph Giacobbe - Credit Suisse - Analyst

Okay. Thank you.

Operator

Tom Gallucci with Lazard Capital Markets.

Colleen Lange - Lazard Capital Markets - Analyst

Hi, this is Colleen Lange on for Tom this morning. Larry and Wayne, how did you factor reform within your analysis in looking at the Company and the return you expect to see from the deal? And also, are you comfortable with where HMA is on the reform preparation front? Thanks.

Wayne Smith - Community Health Systems Inc - Chairman, President & CEO

Well, on the preparation I think they’ve done some activities. They’ve got managed care contract just like we’ve got, they’ve got a really good presence in Florida. I know they put out a slide deck, which we factored. We saw that availability to it, it was a little bit different than most people think. They had it higher in the first year then winding down. We think we use the reform or something it starts a little slower and builds up over three years. We did our own estimates of what we thought reform would be and we’ll talk more about that as the year progresses, both for ourself and HMA. But I think the thought process could be as high as it was in 2014. It’s a little more than we thought it would be.

Colleen Lange - Lazard Capital Markets - Analyst

Okay, great. Have you assumed any refinancing for HMA’s existing debt balance? Thanks.

JULY 30, 2013 / 12:30 PM GMT, CYH - Q2 2013 Community Health Systems, Inc. Earnings Conference Call and Acquisition of HMA

Wayne Smith - Community Health Systems Inc - Chairman, President & CEO

We’ve got committed financing for all of it, so we will attempt to use that committed financing as best going forward, both their debt and our debt.

Tom Gallucci - Lazard Capital Markets - Analyst

Thank you.

Operator

Kevin Fischbeck with Banc of America Merrill Lynch.

Kevin Fischbeck - BofA Merrill Lynch - Analyst

I just wanted to go back to the synergies for a second. The number that you guys are targeting, is that a realized number over 18 months, or is that the run rate number you expect to be at in month 18?

Larry Cash - Community Health Systems Inc - EVP & CFO

By two-and-a-half years we expect to have a run rate of $180 million. If you go back to the — what we did with the Triad situation I believe we had $24 million the first six months then $145 million the next year and $105 million in year 2009 for a total of $275 million and by that time you’ve got a run rate of $275 million and in this situation have a run rate of $180 million.

Kevin Fischbeck - BofA Merrill Lynch - Analyst

Okay, so it’s a run rate number. That’s very helpful. And then when you say that the deal will be single-digit accretive in year one ex amortization, did you mean single-digit EPS accretive, or single-digit percentage accretive?

Larry Cash - Community Health Systems Inc - EVP & CFO

Single-digit EPS accretive on — in low single digits.

Kevin Fischbeck - BofA Merrill Lynch - Analyst

Okay and actually maybe just more to the point. What is the amortization then that you’re assuming in that calculation?

Larry Cash - Community Health Systems Inc - EVP & CFO

It’s going to be somewhere in the $20 million to $30 million range. It’ll depend upon the final price also to get done and how much goes to fixed assets. Usually very little goes to equipment and then some will go to land and some go to building and, of course, some will go to goodwill and we’ll carve out (inaudible) and let people know what that effect is. But on a cash EPS, it should be single-digit accretive the first year.

Kevin Fischbeck - BofA Merrill Lynch - Analyst

Okay, and just to make sure that $20 million, $30 million is an annualized number?

JULY 30, 2013 / 12:30 PM GMT, CYH - Q2 2013 Community Health Systems, Inc. Earnings Conference Call and Acquisition of HMA

Larry Cash - Community Health Systems Inc - EVP & CFO

That’s right.

Kevin Fischbeck - BofA Merrill Lynch - Analyst

All right, and then maybe just last question here. As far as the decision around cash and stock. It sounds like, based upon Bill’s comments, that maybe that was something HMA wanted but just your thoughts about the decision to include some stocks and your views around leverage and anything you can provide color there?

Wayne Smith - Community Health Systems Inc - Chairman, President & CEO

Absent the leverage piece of this, we thought it worked well and HMA thought it worked well to have a cash payment as well as an opportunity to participate in the growth of this Company going forward since it will be a very large Company with a lot of opportunity. And just the early synergies are just one part of this in terms of the thought process around network developments and opportunity for cost savings going forward. We thought that was a good way. Because we couldn’t get the value any higher than we thought it currently is we thought it would be a good way for people to participate in the future.

Larry Cash - Community Health Systems Inc - EVP & CFO

There’s also a lot of overlap with shareholders.

Wayne Smith - Community Health Systems Inc - Chairman, President & CEO

I think I said 60%. You want to talk about leverage?

Larry Cash - Community Health Systems Inc - EVP & CFO

Yes, the leverage will start out in the mid-fives and then we’ll work our way down. We were 6.5 and worked our way down to five in a couple of years and we’ll continue to work it down. You’ve got the benefits of healthcare reform, which will clearly help anybody’s company leverage, or should in the 14 and 15. So it should work its way back down in 18 months or so of what it is now and it’ll continue to improve from there.

Kevin Fischbeck - BofA Merrill Lynch - Analyst

Great, thanks.

Operator

Frank Morgan with RBC Capital Markets.

Frank Morgan - RBC Capital Markets - Analyst

First, did you say what the actual break-up fee is? Secondly, I was hoping you could discuss the biggest difference in the synergy opportunities that you see with HMA versus what you saw at Triad because I believe Triad actually had lower margins, and then any revenue synergies that you see? Thanks.

JULY 30, 2013 / 12:30 PM GMT, CYH - Q2 2013 Community Health Systems, Inc. Earnings Conference Call and Acquisition of HMA

Wayne Smith - Community Health Systems Inc - Chairman, President & CEO

Let me say that all that’ll be in the proxy. The break-up fees and all the (inaudible). It’s usual — it’s just the usual. (Inaudible) today, Rex was telling me it’s today, it’ll be out today.

Lizbeth Schuler - Community Health Systems Inc - VP of IR

When we file our 8-K.

Wayne Smith - Community Health Systems Inc - Chairman, President & CEO

Yes, when we file our 8-K today, Frank, all of that will be in there. And it’s two or three parts to it is the reason — I’m not being evasive, it’s just two or three parts to it. And then the other thing I would — one of the things I think is a little different here — and Larry can talk more about the synergies — but this really is a — Triad was much more of an expense opportunity. This is a revenue opportunity in terms of us building and working with physicians and networks to enhance the revenue here. It’s a little different challenge, but one of the things that we think is very helpful is that — and that’s why I mentioned in our slides that we have a great working relationship with our physicians across the country and a lot of experience in doing this, and they’re more than willing — our physicians are more than willing to help us with HMA’s physicians so that we work on together how we can develop networks and get enhanced payments and all of the above.

Larry Cash - Community Health Systems Inc - EVP & CFO

Yes, if you go back and look at the $275 million, it was a little over 10% of that was probably related to managed care negotiations. Triad had a good approach, they generally focused on the large accounts. We focused on all of them. We’ve got a really good group of managed care people, we’ll work with the good staff they’ve got down at HMA, come up with a good team to work with managed care. I think, as we mentioned, you’ve got the good overlap as it relates to Florida and Tennessee, Mississippi and Oklahoma and some other good situations like that. Pennsylvania’s got some overlaps so I think it’ll be helpful. I would think most of our synergy thought process is on the effective cost management you do trying to effectively and appropriately reduce duplicate costs and services and try to improve supply management and also case management. We’ve got a lot of activity we’ve got going on inside the Company to centralize some efforts and that effort should probably help the HMA synergy, also.

Wayne Smith - Community Health Systems Inc - Chairman, President & CEO

(Inaudible), of course, is that you see this happening across the industry in terms of HTA and in [tenant], as well, in terms of the delays. Everybody’s looking at how we can get more synergies. That’s not built into this in terms of over the long haul, all of the possibilities. Once you scale this and have size you can do a lot more things.

Frank Morgan - RBC Capital Markets - Analyst

One final just on the deleveraging that Larry referenced, that’s basically purely from EBITDA growth, there’s not any real divestitures, either of your assets or their assets that’s contemplated, is that correct?

Larry Cash - Community Health Systems Inc - EVP & CFO

The deleveraging (inaudible) our growth and, of course, a lot of (inaudible) asset sales after taxes aren’t that — they’re helpful but not as much as it is to grow EBITDA. And of course, as Wayne pointed out, you got two companies who got a lot of good acquisitions the last few years, so you’ve got both the normal growth, the healthcare reform growth, and improvement of the recent acquisitions from both companies should help to deleverage.

Frank Morgan - RBC Capital Markets - Analyst

Okay, thanks.

JULY 30, 2013 / 12:30 PM GMT, CYH - Q2 2013 Community Health Systems, Inc. Earnings Conference Call and Acquisition of HMA

Operator

A.J. Rice with UBS.

A.J. Rice - UBS - Analyst

First on the — in the press release there’s a reference when you talk about the contingencies to closing the deal since the absence of adverse developments. What is that referring to?

Larry Cash - Community Health Systems Inc - EVP & CFO

That’s a standard legal term that’s put in most all deals to try to make sure if something really, really adverse happen, which is usually unlikely, to happen that —

Wayne Smith - Community Health Systems Inc - Chairman, President & CEO

Something catastrophic.

A.J. Rice - UBS - Analyst

Nothing more than just a traditional material adverse change clause?

Larry Cash - Community Health Systems Inc - EVP & CFO

That’s right.

A.J. Rice - UBS - Analyst

Second, I just wondered if you could comment on how much due diligence you guys were able do around the government issues at HMA. Obvious — and I assume you were aware of the extra subpoenas they disclosed today, any comments about that?

Wayne Smith - Community Health Systems Inc - Chairman, President & CEO

We were certainly aware of that and we’ve done a fair amount of work. You’ll just have to read about it in their releases in terms of the details of that. We obviously cannot talk about that but I think we have a good understanding.

A.J. Rice - UBS - Analyst

Okay, and then maybe the last question broadly. If you look at HMA’s performance in the last 18 months, obviously, there’s been pressure in especially small secondary market hospitals and rural hospitals on volumes, which we all know about, and then they’ve had issues around some of the adverse publicity on the investigations and then maybe there’s other company-specific things. Can you give us maybe a little better your view on what it takes to get HMA back on track and the kind of numbers we’ve historically associated with them and you?

Wayne Smith - Community Health Systems Inc - Chairman, President & CEO

First, I think you have to — everybody in this industry’s having issues, particularly all of us who operate in non-urban markets. This is a residual problem of the economy, for sure, and then there’s changes going on in the delivery system for co-pays and deductibles and all of the above. So we have to adjust to that and there’s a movement to outpatient, of course. We have to adjust to that. I think one of the things that — clearly, we need help from healthcare reform and we need the economy to get better going forward. But I think there are a number of things that we think we can do in terms of case management, resource management, that we could bring to HMA hospitals that would be helpful to them in terms of trying to understand — better understand the process from an educational standpoint, which we think could be helpful in terms of the volumes. A lot of this is around the economy and hopefully in 2014 we’re going to get some help.

JULY 30, 2013 / 12:30 PM GMT, CYH - Q2 2013 Community Health Systems, Inc. Earnings Conference Call and Acquisition of HMA

Larry Cash - Community Health Systems Inc - EVP & CFO

A.J., I just would mention — again, I don’t have all of our numbers committed to knowledge but I think that their adjusted admissions were down about 2% in the second quarter and about 4% year to date, so that’s encouraging to see that it was better, just like ours was down 2.6% and the year to date was down 4% so it was a little bit better. A lot of that inpatient admissions is moving to outpatient and you’ve just got to make sure you’ve got the appropriate rate for corporate cost structure for that business.

A.J. Rice - UBS - Analyst

Okay. All right, thanks a lot.

Operator

Gary Taylor with Citigroup.

Gary Taylor - Citigroup - Analyst

Maybe as a little bit of a follow on to A.J,’s question. More specifically, HMA announced a pretty material EBITDA miss versus expectations, lowered their guidance for — on the annual basis for the second time in a couple quarters. So essentially their EBITDA run rate’s going to become your EBITDA run rate as you close this transaction and inherent to business, what’s your view on where their current 2013 EBITDA guidance is as you head into 2014? Do you have concerns that that’s aggressive or comfortable it’s a conservative amount given the recent performance?

Larry Cash - Community Health Systems Inc - EVP & CFO

The guidance was $850 million to $900 million down from — I think it was somewhere like $978 million on the low end before that. Clearly, we’re aware of that (inaudible) on our own model. Our models — we were aware of what the second quarter was trending to be; it was a few million dollars from what we thought it would be and then we factored that into our improvements. They had an improvement plan for the rest of the year, which we saw and we took the knowledge of that and reviewed that and came up with our own assumptions, which are close to what’s in the revised guidance. So I think we’re comfortable with the work we did and answer we used in the work such that we have a good idea of what the run rate was at the end of 2013 going into 2014.

Gary Taylor - Citigroup - Analyst

Any view yet on whether the possibility of a parallel government settlement? Any view yet on whether the government would be amenable to having that kind of parallel discussion, or is it too premature to comment at all?

Wayne Smith - Community Health Systems Inc - Chairman, President & CEO

We can’t comment on that at all, Gary, unfortunately, but let me go back to your first question in terms of their run rate. That’s how we got to the value of this company after we did all of our work and all our due diligence to see what they were provide producing. That’s how we got out there, of course, and the math is straightforward.

JULY 30, 2013 / 12:30 PM GMT, CYH - Q2 2013 Community Health Systems, Inc. Earnings Conference Call and Acquisition of HMA

Larry Cash - Community Health Systems Inc - EVP & CFO

I think Bill said that the discussion’s been going on since late last year and we did a fair amount of review of data room. Had a lot of data available in the data room and we had meetings with their management and also did a lot of work from there and formed our own opinion of what 2013 would be and we’re pretty comfortable with what that opinion was. It ties pretty much closely with the ranks of the EBITDA guidance they put out.

Gary Taylor - Citigroup - Analyst

Thanks. Last question, Larry, you mentioned committed financing for the transaction. Does this include taking out all of their notes, as well, or is there any possibility that you wouldn’t have to take out some of those notes, or is it definitive?

Larry Cash - Community Health Systems Inc - EVP & CFO

There’s always a possibility, but what we’ve got is committed financing that directs both their debt and our capital structure as it relates to our credit agreement. So we wanted to make sure we had plenty of flexibility to operate going forward. It’ll be a mix of bank and bonds.

Gary Taylor - Citigroup - Analyst

Thank you.

Operator

John Raskin with Barclays.

Joshua Raskin - Barclays Capital - Analyst

Question on 2014 expectations, you guys have done a lot of diligence on current operating trends, et cetera, so I’m just directionally where you thought HMA’s core book of business was going in 2014? And then maybe specifically I just wanted to make sure I understood, did you say, Larry, that you thought their reform slides that they published in their SEC document a week or two ago, did you say that was — that seemed too high for 2014 but would ramp up higher in 2015 and 2016? I just want make sure I got that right.

Larry Cash - Community Health Systems Inc - EVP & CFO

That was some consultant work, which we got, and we had to form our own opinion and I think most people believe that healthcare reform will be a little lower. And, of course, I think that work was done in February, I believe, in 2013 and so it was disclosed and such. So we got that and we did our own works and we’re doing our work for ourselves and made some adjustments to that and we think healthcare reforms going to be a benefit end of three years, but just the years which it’s going to be under a different (inaudible). I think it’s a little too early for to us talk about 2014. You’ve got the healthcare reform benefits. You hope to stabilize some of the volume challenges, they’ve got some cost improvements going on right now and have to make sure those continue there for the run rate. We’ve got our own cost improvement plans. I think, as we said, this would be pretty close to neutral — could be close to neutral EPS. We’ll get more color on that as we continue to do more work, but I do think 2014 should be a good year, but I’d say the better years are 2015 and 2016.

Joshua Raskin - Barclays Capital - Analyst

Just like to clarify, when you say 2014 should be a good year relative to the $875 million mid point this year, does a good year mean a growth year next year?

Larry Cash - Community Health Systems Inc - EVP & CFO

I think there expects to be some growth next year, yes.

JULY 30, 2013 / 12:30 PM GMT, CYH - Q2 2013 Community Health Systems, Inc. Earnings Conference Call and Acquisition of HMA

Joshua Raskin - Barclays Capital - Analyst

Okay, and then just second quarter. It sounds like the conversation started late last year. I’m just curious in terms of timing. Obviously there’s been all sorts of industry pressures and company-specific pressures in the second quarter for HMA, so why now? What was the impetus to announce a transaction as opposed to maybe seeing where operations went the next couple of months?

Wayne Smith - Community Health Systems Inc - Chairman, President & CEO

This has been going on for a good while. We’ve had a lot of conversations with HMA, I’ve had a lot of conversations with Bill Schoen over the last number of months, so this has been in the works for a while. Look, this is — it’s opportunistic, as well. Now’s a good — this industry’s having a very difficult time, if you haven’t noticed, in terms of all of our earnings, so this is an opportunity for us to scale, get synergies, to improve our geographic presence, so it’s a great opportunity for us. So we didn’t specifically think of it in terms of doing it today, it could have happened earlier, matter of fact I thought it was going to happen a lot earlier and it could have happened later. It’s just when we got our work done.

Larry Cash - Community Health Systems Inc - EVP & CFO

Okay, and that’s the point I made. We did finish our work here with (inaudible) and it’s clearly a good time to do with healthcare reform ahead of you.

Joshua Raskin - Barclays Capital - Analyst

Okay, that’s helpful. Thanks, guys.

Operator

Whit Mayo with Robert Baird.

Whit Mayo - Robert W. Baird & Company, Inc. - Analyst

Good morning. Keeping everybody busy, Wayne. How do you think of some of the joint ventures that HMA has. You’ve historically not been one that has constructed a lot of the non-profit JVs the way that HMA has and I think, in fact, you actually unwound some at Triad. So just kind of curious of your thoughts with those deals and maybe if they’re just dissimilar from the Triad joint ventures?

Wayne Smith - Community Health Systems Inc - Chairman, President & CEO

Our basic premise is — we have a number of joint ventures, they are well constructed. We will just have to review them and things that work are great, things that don’t work we’ll have to deal with.

Larry Cash - Community Health Systems Inc - EVP & CFO

I’ll just would add, a couple — one of them in Triad that we unwound they had a put, which meant they could put to their (inaudible) doing a very good joint venture down in Texas with another not-for-profit that’s working pretty well and we’ve got a lot of position joint ventures just like they’ve got.

Whit Mayo - Robert W. Baird & Company, Inc. - Analyst

Maybe also just on their IT systems, they’ve been on their poll system for a long time and I guess the question is, can you operate HMA on their existing IT infrastructure with a normal level of CapEx, or you think there’s anything that you need to do to spend some money to run them the way that you’d like to? And I guess that’s maybe that’s a broader question outside of just the IT spend.

JULY 30, 2013 / 12:30 PM GMT, CYH - Q2 2013 Community Health Systems, Inc. Earnings Conference Call and Acquisition of HMA

Wayne Smith - Community Health Systems Inc - Chairman, President & CEO

There’s two parts of the IT question and one has to do with the basic operating system and the other has to do with the development piece of this. HMA has done a lot of creative work in terms of developing a number of pieces for the future that are very interesting. They have very good potential, we think, but the operating system needs work so we’ll have to work on that. Larry, you want to say anything about that?

Larry Cash - Community Health Systems Inc - EVP & CFO

We met — Wayne and I and some others met with their IT executives, did a nice presentation, understood what they’ve got going on. A lot of work done by Ernst and Young and (inaudible), et cetera, and I think we’re pretty comfortable (inaudible). There’s some work to get done, as Wayne said, and we factored in some extra costs of what’s likely to be spent in the next couple years. I just go back to the Triad. Triad was under a big system conversion, we changed that around to not follow through with the (inaudible) arrangement. We stuck with [McKesson] and McKesson’s in a lot of our hospitals and now we’ve still got McKesson (inaudible). I think IT’s an evolving area and you have to be flexible based on the size the hospitals and the systems you’ve got and I think we’ll be very successful working with what HMA’s got under way.

Wayne Smith - Community Health Systems Inc - Chairman, President & CEO

They have really great talent in the IT area and we’re hopeful we can take the talent and the things they’ve developed and use that with our system and use our operating system with that talent for all of the hospitals. So I think it’s an opportunity even if there is some costs associated.

Whit Mayo - Robert W. Baird & Company, Inc. - Analyst

Is there a good way to think about the pro forma CapEx level would be of the combined company?

Larry Cash - Community Health Systems Inc - EVP & CFO

They’ve been spending in the range of about 5% of revenue, we’ve been spending — we’ve got a project or two on replacement, they’ve got no replacement hospitals to do right now. We’ve look at what projects they’ve go underway and I think you generally would see us spend around 5% of CapEx plus replace ent hospitals, and this year — we spent a little less last year, we spent a little less this year, and as long as the revenues are not growing I would think we’d spent 5% or less.

Whit Mayo - Robert W. Baird & Company, Inc. - Analyst

Maybe just one last one quickly for either Bill or Wayne. You’ll probably just point me to the proxy later, but any comments on the go shop or what processes can be run and now and whenever this is finalized?

Wayne Smith - Community Health Systems Inc - Chairman, President & CEO

I would just point to the proxy. You will see all of the details about this. There’s a break up fee and the above.

Whit Mayo - Robert W. Baird & Company, Inc. - Analyst

Thanks, guys.

Operator

Andrew Schenker with Morgan Stanley.

JULY 30, 2013 / 12:30 PM GMT, CYH - Q2 2013 Community Health Systems, Inc. Earnings Conference Call and Acquisition of HMA

Andrew Schenker - Morgan Stanley - Analyst

You recently pushed out your expections for small acquisitions, just one this year, how does the deal impact your accusation strategy in the near term? And similarly, HMA has been very active in pursuing single hospital, small system acquisitions. Does the deal change that strategy, as well?

Wayne Smith - Community Health Systems Inc - Chairman, President & CEO

No, no. We have a number of acquisitions opportunities. We have to be careful about this, but we’ve said all along that we’re looking for strategic opportunities and we’re not — that’s why we haven’t closed anything this year. We’ve been careful about price and opportunity so we’re going to be very disciplined about this. But we do have a number of really good opportunities in terms of future acquisitions, so we’ll continue to pursue those.

Larry Cash - Community Health Systems Inc - EVP & CFO

We’re aware of all of the HMA activities and we’ve factored in the Ocala Good Friends just acquired in (inaudible), the other one down in Florida. They’re working on some outpatient surgery centers from that perspective, just like we are, and we’ve got left our ability to finish what they’ve done and also the ones that we’ve got underway.

Wayne Smith - Community Health Systems Inc - Chairman, President & CEO

Let me add something to Whit Mayo’s question about — there is no go shop in this agreement and you’ll see it in the merger agreement and I think the 8-K will be filed today so you’ll be able to read about that money.

Andrew Schenker - Morgan Stanley - Analyst

Great. Just a quick couple of housekeeping ones here. You mentioned amortization expense, are there any other costs for implementation and deal costs that you’re factoring into your accretion estimates in year one?

Larry Cash - Community Health Systems Inc - EVP & CFO

Well, generally when we look at accretion dilution you do have some merger and acquisitions with the accounting rules changing, bankers fees, lawyer fees to be expense and then when I’m actually talking about accretion I’m leaving those kind of items out as one-time costs.

Andrew Schenker - Morgan Stanley - Analyst

Okay, good. On the CVR, just to make sure I understand, you do call out legal expenses and fees. Does that include the ongoing legal expenses they’re incurring currently without a settlement, or as they work towards one? And maybe what is that run rate for HMA today on those expenses?

Larry Cash - Community Health Systems Inc - EVP & CFO

It does include that. It’s somewhere in the $20 million plus range and it depends on how active they are. I think they expected it to be a little lower this year on legal expenses but they incurred some more legal expenses than they thought they were going to. Existing legal expenses to the extent they continue would be an offset to the value of the CVR.

Andrew Schenker - Morgan Stanley - Analyst

Thank you.

JULY 30, 2013 / 12:30 PM GMT, CYH - Q2 2013 Community Health Systems, Inc. Earnings Conference Call and Acquisition of HMA

Operator

Darren Lehrich with Deutsche Bank.

Darren Lehrich - Deutsche Bank - Analyst

I just wanted to follow up on the CVR. Larry, will you be establishing a reserve then at the outset of this transaction related to a potential settlement?

Larry Cash - Community Health Systems Inc - EVP & CFO

There’ll be other liability recorded because the money’s either going be to be spent paying for loss as legal fees or eventually payment to the shareholders. Yes, there’ll be other liability established in the books and financials and you’ll value that on a quarterly basis as to its expected fair value at the time and then we will separate or also reflect the type of expenses that are ongoing — future ongoing expenses that will be reflected, also.

Darren Lehrich - Deutsche Bank - Analyst

As we think about the CVR and the level that you’ve set it at, how does that color your view about your exposure? Is that a good way to think about it because the issues are relatively similar? Can you maybe just comment on how you think about it?

Wayne Smith - Community Health Systems Inc - Chairman, President & CEO

First, you need to go read their proxy and then you read ours and you’ll see what the issues are and then you’ll make — you can make your own determination about that.

Larry Cash - Community Health Systems Inc - EVP & CFO

And especially just look at the legal proceedings. There are some — they’ve got issues and we’ve got some issues that are somewhat different. It has no bearing on our perception of ours. We don’t have an estimate there today, we don’t have one at the end of June and we’re still working through. We did, I think, put out some good information last night in the press release, and Wayne referred to it today of where we are, but I think that this estimate work was clearly for their issues and are just trying to set up contingent liability. There’s no accounting support for that contingent liability, there’s no - there’d be no estimate booked had there not been a CVR booked in this transaction.

Darren Lehrich - Deutsche Bank - Analyst

Okay. And then as far as HMA’s performance goes, it would seem that there was about $100 million of cost savings that they had embedded, including some consolidated business activities. I’m just wondering, as you look at the numbers relative to the consensus, is the fact that they haven’t really moved fast on some of that the main reason for the shortfall? Maybe just some flavor for what they’ve been talking about on this cost savings relative to what we saw this second quarter.

Larry Cash - Community Health Systems Inc - EVP & CFO

I believe their press release called out $25 million cost saving they recognized, but they’ve had some other expenses offsetting that. I think you’ve also got the issue that we have to looked at our cost savings short term in nature or longer term in run rate. We had a fair amount of cost savings in the first quarter that didn’t carry into the second quarter the way we’d hoped it could and we’re starting some things now on cost saving which we hope are longer term in nature, but sometimes you can put expenses off and then they come back at a later date. We’re comfortable where the range is and we’re comfortable where we pegged where 2013 would be and comfortable with our assessment of the growth point for 2014 with the synergies and as to other things that we talked about we think it’d be a very good transaction. We’re excited about the transaction, think it’ll help the Company immensely if we could get this done.

JULY 30, 2013 / 12:30 PM GMT, CYH - Q2 2013 Community Health Systems, Inc. Earnings Conference Call and Acquisition of HMA

Darren Lehrich - Deutsche Bank - Analyst

Last thing, Wayne, in terms of the Cleveland Clinic relationship, are you — will you be able to carry that into the HMA portfolio, any commentary about how you brought Cleveland Clinic into this potential transaction?

Wayne Smith - Community Health Systems Inc - Chairman, President & CEO

As we look at our networks and then we’ve got — we’ll have a number of state where we have significant presence. This works great for the Cleveland Clinic in terms of us identifying those hospitals that they have for everything from cardiovascular work to physician alliance, so I think we’re on the right track here. We have — not only do we have great quality standards but we also have an organization that has the absolute — the best quality standards in the country and then we overlay that on significant networks I think we’re well positioned for the future in terms of healthcare reform.

Darren Lehrich - Deutsche Bank - Analyst

Great. Thanks.

Operator

Chris Rigg with Susquehanna.

Chris Rigg - Susquehanna Financial Group / SIG - Analyst

Actually just wanted to come back to some of the core business trends here just to make sure I thoroughly understand what’s going on. On slide 8 in the initial presentation where you talk about the employee physician involuntary turnover, it looks like that stepped up a little bit in the second quarter. Can you give us a sense of what’s going on there? Thanks.

Larry Cash - Community Health Systems Inc - EVP & CFO

When you look — it’s up just a little bit on a quarter basis and not quite as much on a year-to-date basis. It’s not up a great deal. As you looked at physicians who left after our review of them, some of this had started in the first quarter a year ago and had more volume in the second quarter. I would hope that we will, by the end of the year, not have the affect on that as we’ve gone back to try to replace them. I think it’s got more to do with the timing than the physicians and there was four of them working the entire second quarter of 2012 than there were in the first quarter of 2012.

Wayne Smith - Community Health Systems Inc - Chairman, President & CEO

We, like everyone else, are adjusting and they went in just fast enough in the second quarter, but adjusting in terms of productivity and that’s what’s happened in this industry. It’s shrinking in terms of making sure that people who are the most productive so we don’t carry extra cost.

Chris Rigg - Susquehanna Financial Group / SIG - Analyst

Right, and then I know this one’s, again, on the core business but applies to HMA, as well. It might be somewhat difficult to answer, but when you look at the uptake and high-deductible health plans and how that’s impacting commercial utilization, how — are you guys really seeing a noticeable difference at this point that you think you will see a bump in the fourth quarter, or any material change in seasonality? Any color would be helpful.

JULY 30, 2013 / 12:30 PM GMT, CYH - Q2 2013 Community Health Systems, Inc. Earnings Conference Call and Acquisition of HMA

Larry Cash - Community Health Systems Inc - EVP & CFO

It does require some high-deductible plans to give you a little bit more benefit in the fourth quarter and most of them are deductibles we were identify where we had some deductible increases that affected or MRIs and CAT scans and things of that nature in the second quarter. Our deductibles dollar wise were up a little bit, but not a substantial amount and I think we’ve just got to continue to monitor it and I would hope that we would see a little better results. When it comes back to our dollar deductibles, we’re about 14% of a year ago and we’re about 14 — a little over 14% now and the 14.3% — or 14.3% a year ago, but we did see that where you have the deductibles increasing then you would have a little bit slower CAT scans and MRIs.

Chris Rigg - Susquehanna Financial Group / SIG - Analyst

Thanks a lot, congrats on the deal.

Operator

John Ransom from Raymond James.

John Ransom - Raymond James & Associates - Analyst

Thanks for sneaking me in here. Larry, could you give us an estimate for high-tech EBITDA for both companies, 2013 and 2014, do you have that number?

Larry Cash - Community Health Systems Inc - EVP & CFO

Our number’s $160 million, I thought their number was $85 million, I believe, for 2014 — 2013. 2013. We don’t have 2014 out yet. We still have another good year and I think they drop down a little bit in 2014.

John Ransom - Raymond James & Associates - Analyst

I’m just curious with as good as you are with numbers, how did you think about that EBITDA? Did you think about it as an add on to enterprise value, or did you think that was something worth paying a multiple for?

Larry Cash - Community Health Systems Inc - EVP & CFO

Well, you’ve got to look at what other industries — or what other transactions happened and they had a high tech in and if you look, the other transactions were less than what the 8.3% is here you could carve it out on other transactions or clear to the sectors that trade a bit lower so we thought about it both ways.

John Ransom - Raymond James & Associates - Analyst

I guess as I’m thinking about the transaction, if we think the $7.6 billion and we add the $260 million, let’s say, for either the settlement or for the extra dollar, it looks like a $7.9 billion deal for run rate EBITDA of about $800 million if you strip out the high tech for HMA. With that as kind of the starting base, I know you’ve got the synergies, but how else should we think about that $800 million number to adjust it for 2014 other than reform assumptions? Are there any legal costs we have to — how much legal costs should we take out and what other adjustments should we make for that number, do you think?

Larry Cash - Community Health Systems Inc - EVP & CFO

I think we’ll provide more color as time goes on. I think a couple of things you’ve got to think about when it comes to high tech, you’ve also got expenses with high tech that probably wouldn’t be there and their conversion cost expenses and software. High tech, you’ve got to roll forward a little bit with high tech, John. We’re spending a lot of money, we’re going to get some money back from the government, and I think over time we’ll see some benefits. It should help to us with productivity to have all of these records and order sets and things of that nature and people just think about it at a vacuum for the next year or two, and it should, with the assistance money you’re spending, give you some operating efficiencies. I think you also have got to think about the value of healthcare reform, the value of being larger in certain states (inaudible) with us, so we were comfortable that this was a good price. It was an 8.3 multiple with high tech in it and it was based off of the last six months — the last 12 months’ earnings.

JULY 30, 2013 / 12:30 PM GMT, CYH - Q2 2013 Community Health Systems, Inc. Earnings Conference Call and Acquisition of HMA

John Ransom - Raymond James & Associates - Analyst

And then just one other thing. As you think about HMA, how much pure corporate overhead do you think can be taken out and how do we think about — is the net IT spend going to go up or down on those assets, because they in-source their IT. A lot of their IT, as you know, had a lot of programmers, how do we think about those two pieces?

Larry Cash - Community Health Systems Inc - EVP & CFO

When you look at corporate overhead, there’s IT, there’s some regional business offices, there’s some corporate expenses, there’s some corporate long-term incentive numbers and we just have to go through that and we’ll provide more color over time. There is a portion of the corporate that relates to long-term incentives, which some will stay and some will be eliminated.

John Ransom - Raymond James & Associates - Analyst

Okay. Thanks so much.

Wayne Smith - Community Health Systems Inc - Chairman, President & CEO

Great, thank you all for joining us. I want to direct this both to the HMA employees and physicians, as well as ours. We appreciate all of the good work you’ve done. Let me also express my appreciation to all the people who have been working on this transaction over the last number of weeks. You all have done a fabulous job of getting things together. We have a long way to go, there’s a lot of hurdles to get over to get this done. I know we’re confident that we’ll get there. I know we certainly think strategically this is the right opportunity for us as a Company and the right opportunity for HMA and their shareholders and their employees. So thank you very much for what you’ve done and we still remain focused on our business strategy and improving our results. If you need to talk to us, you can reach us at 615-465-7000. Thank you.

Operator

This concludes today’s conference call. You may now disconnect.

DISCLAIMER

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2013 Thomson Reuters. All Rights Reserved.